Riot Platforms, Inc. 3855 Ambrosia St., Ste. 301 Castle Rock, CO 80109 +1 (303) 794-2000 www.RiotPlatforms.com

FOIA CONFIDENTIAL TREATMENT REQUESTED BY RIOT PLATFORMS, INC. PURSUANT TO 17 C.F.R. § 200.83 (“SEC RULE 83”)

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR CERTAIN PORTIONS OF THIS LETTER. THIS LETTER OMITS CONFIDENTIAL INFORMATION (THE SYMBOL “[***]” HAS BEEN INSERTED IN PLACE OF THE OMITTED PORTIONS) INCLUDED IN THE UNREDACTED VERSION OF THE LETTER DELIVERED TO THE DIVISION OF CORPORATION FINANCE.

July 2, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:Lulu Cheng; David Lin; Michelle Miller; and Mark Brunhofer

Re:Riot Platforms, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2023

Filed February 23, 2024

File No. 001-33675

Ladies and Gentlemen:

On behalf of Riot Platforms, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) received on May 28, 2024, relating to the Company’s 2023 Annual Report on Form 10-K (the “Form 10-K”) filed with the SEC on February 23, 2024.

For your convenience, the Staff’s comments have been repeated below in their entirety in bold, with the Company’s response to a particular comment set out immediately thereunder. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter received from the Staff on May 28, 2024. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Form 10-K.

Pursuant to 17 C.F.R. § 200.83, the Company requests confidential treatment for portions of its response to the Staff’s comment. Specifically, the Company requests that portions of its response that have been redacted from the version of this letter filed via the Commission’s EDGAR system and marked by the symbol “[***]” be maintained in confidence, not be made part of any public record and not be disclosed to any person, including in response to any request under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”),

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Securities and Exchange Commission

July 2, 2024

as such responses contain confidential information. An unredacted version of this letter is being provided to the Commission under separate cover, along with the request for confidential treatment under SEC Rule 83.

Form 10-K for the fiscal year ended December 31, 2023

Item 1. Business

Industry Trends, page 6

1.

On page 7, you disclose that, “Our Bitcoin is held in cold storage wallets by a well-known U.S.-based third-party digital asset-focused custodian. We also sell our Bitcoin using our custodian’s U.S. brokerage services.” Please revise future filings to describe in greater detail your custody procedures and related arrangements, including the following:

•	The identity of your third-party custodian;
•

The material terms of any (i) custody agreement and (ii) agreement in connection with your use of your custodian’s U.S. brokerage services to sell your Bitcoin. Additionally, file the same as exhibits in future filings. See Item 601(b)(10) of Regulation S-K;

•	The geographic location where crypto assets are held in cold wallets;
•	Whether any persons (e.g., auditors, etc.) are responsible for verifying the existence of the crypto assets held by your third-party custodian; and
•	Whether any insurance providers have inspection rights associated with the crypto assets held in storage.

Company Response:

Bullet #1: The Identity of Our Third-Party Custodian.

The Staff has requested that we disclose the identity of our third-party custodian in future filings. As disclosed on page 21 of the Form 10-K, as we continue to increase in size, we face escalated security threats from hackers, cyber-attackers and other malicious actors. We respectfully contend that publicly disclosing the identity of our custodian(s) raises significant data security concerns and increases the risk that our service provider(s) experience a security breach by which unauthorized parties may acquire access to our Bitcoin. We continually evaluate custodian options, as well as the appropriate size, number, and security of our custodians and potential future custodians, and we are free to enter into any number of custodian relationships with respect to our Bitcoin in the ordinary course of our business.

For the reasons stated above, we respectfully contend that we should not be required to disclose the identity of our third-party custodian (or custodians) in future filings made with the SEC. The name of our custodian and the amount of Bitcoin custodied with such custodian, as of June 30, 2024, is set forth on Appendix “A” hereto.

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Securities and Exchange Commission

July 2, 2024

Bullet #2: Material Terms of Our Custody Agreement, Agreement With Our Custodian’s U.S. Brokerage Service to Sell Our Bitcoin and Request to File These Agreements as Exhibits in Future Filings.

The Staff has also requested that we disclose the material terms of our custody agreement and agreement for our use of our custodian’s U.S. brokerage services to sell our Bitcoin and to file these agreements as exhibits in future filings. We respectfully contend that neither agreement is a “material contract” under Item 601(b)(10) of Regulation S-K, for the reasons set forth herein. Under Item 601(b)(10), a “material contract” includes a “contract not made in the ordinary course of business that is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report.” Both agreements are made in the ordinary course of business pursuant to Item 601(b)(10)(ii), which provides, in pertinent part:

“if the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance:

* * *

(B) Any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent[.]”

The Agreements Are Not Made Outside the Ordinary Course of Business.

As disclosed in the Form 10-K, we are a vertically integrated Bitcoin mining company principally engaged in enhancing our capabilities to mine Bitcoin in support of the Bitcoin blockchain. Such custody agreements and agreements to use custodian brokerage services to sell Bitcoin are customary in the Bitcoin mining industry and ordinarily accompany the kind of business we conduct.

The Company’s Business Is Not Substantially Dependent on Either Agreement.

Further, neither agreement falls into any of the enumerated categories in Item 601(b)(10)(ii)(A-D) requiring registrants to file an agreement if it is material in amount or significance. As Bitcoin is a decentralized cryptocurrency, it is not required that Bitcoin be held by a custodian, and we may choose to self-custody. Therefore, our business is not substantially dependent on our custody agreement or agreement for our use of our custodian’s U.S. brokerage services to sell our Bitcoin because our business is not dependent on the services our custodian offers us under the agreements. We have made the business decision to utilize third-party custodian and brokerage services with respect to our Bitcoin, and, in the future, we may decide to discontinue this practice, or to use other, or additional, service providers. Further, our current Bitcoin custodian and brokerage services relationships are non-exclusive, and we may freely change our Bitcoin custodian and brokerage relationships (including by entering into additional, parallel relationships, or by terminating our existing relationships) at any time. Finally, the market for third-party cold storage custodians and brokerages is well-developed, and neither agreement restricts our ability to engage an alternative provider, similar to our

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Securities and Exchange Commission

July 2, 2024

ability to change our depository financial institution relationships for our cash assets. We, therefore, respectfully submit to the Staff that our current third-party Bitcoin custodian and brokerage services agreements are not “material contracts” within the meaning of Item 601(b)(10) of Regulation S-K.

Also, because they are not material contracts, we should not be required to disclose the material terms of our custody agreement and agreement for our use of our custodian’s U.S. brokerage services to sell our Bitcoin, or be required to file these agreements as exhibits in future filings.

Bullets #3-#4: Enhanced Disclosures in Future Filings of Our Custody Procedures and Related Arrangements.

We are not aware of our custodian experiencing excessive redemptions or withdrawals, or having suspended redemptions or withdrawals, of any customer assets (Bitcoin, crypto, or otherwise). Further, we have not experienced any loss of, or access to, our Bitcoin custodied with our custodian, we have never been unable to account for such Bitcoin assets, and we are not aware of our custodian having ever been unable to account for our Bitcoin assets or the crypto assets of its other customers. Finally, we continually monitor our Bitcoin assets held by third-party custodians, and we have unlimited audit rights with respect to such custodial accounts. Specifically, our accounting and internal audit teams perform a monthly reconciliation of our Bitcoin assets held by our custodian(s) and the records of our mining pool. The Chief Accounting Officer verifies these reconciliations quarterly, and our auditors verify the location and quantity of our Bitcoin assets annually, as part of the year-end audit process of our financial statements and internal controls over financial reporting.

Notwithstanding our contention that such contracts are not “material contracts” within the meaning of Item 601(b)(10) of Regulation S-K, in response to this comment, we will enhance our disclosures in future filings, commencing with our Quarterly Report on Form 10-Q for the period ended June 30, 2024 (the “2024 Q2 Form 10-Q”), to include information detailing our custody procedures and related arrangements and disclosure that our cold storage wallets in which our Bitcoin is held are located in the United States. We intend to provide enhanced disclosures of our custody procedures and related arrangements in future Form 10-K filings under Item 1. Business. An example of such enhanced disclosures for illustration purposes using the “Industry Trends” section of Item 1. Business in the Form 10-K is attached hereto as Appendix “B” (inserts marked with underline; deletions marked with strikethrough).

Bullets #5: Insurance Provider Inspection Rights.

Our insurance providers do not have inspection rights associated with our Bitcoin assets held in storage.

Item 1A. Risk Factors, page 15

2.

Based on your disclosure on page F-44, there appears to be a concentration of risk related to your Bitcoin Mining revenue generated from your participation in a mining pool. In future filings, please include a risk factor highlighting the risks related to this revenue concentration.

Company Response: We respectfully acknowledge the Staff’s comment and confirm that we will enhance our disclosures regarding the risks related to revenue concentration due to our participation in a single mining pool in future filings, commencing with the 2024 Q2 Form 10-Q. We intend to include the following additional risk factor disclosure in the 2024 Q2 Form 10-Q, in response to the Staff’s comment:

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Securities and Exchange Commission

July 2, 2024

Our revenue generation is subject to risks applicable to our mining pool, including risks outside of our control.

We participate in a “Full-Pay-Per-Share” mining pool, which calculates Bitcoin payouts primarily based on the hash rate provided by us to the mining pool as a percentage of total network hash rate, along with other inputs. We currently derive a significant portion of our revenue from our mining pool participation, which accounted for XX% and XX% of our revenue for the six months ended June 30, 2024, and June 30, 2023, respectively. We own all of our miners and accompanying infrastructure, and the only connection between our assets and our mining pool is that the total hash rate capacity of our miners is currently allocated to our mining pool, which we are free to change at any time, in our discretion. Further, the mining pool in which we participate, like most mining pools, is decentralized and has protections in place to prevent malicious actors or technical errors from affecting the pool’s ability to operate; however, these protections are not foolproof, and we may lose access to the mining pool, perhaps permanently. Because of the monitoring systems we have in place, we would become aware within minutes if our mining pool were to suffer downtime or cease to exist altogether, and we would expect to be able to resume mining without a mining pool within minutes, or redirect our hash rate to another mining pool, within an hour of the downtime event. However, self-mining has, historically, been less successful in earning Bitcoin rewards than participating in a mining pool, and our Bitcoin Mining revenue would become more volatile and may decline–perhaps materially–as a result of the loss or unavailability of our mining pool. If such unanticipated circumstances associated with our mining pool arise, and we are unable to quickly switch to another pool, self-mine without a pool or otherwise diversify our sources of Bitcoin mining revenue, our business, results of operations, and financial condition may suffer as a result.

Risks Related to the Price of Bitcoin, page 18

3.

Please add disclosure in future filings that addresses the risks related to bitcoin and the bitcoin network, including, for example, wash-trading, the existence of bitcoin “whales” and the concentration in bitcoin ownership, front-running and manipulation.

Company Response: We respectfully acknowledge the Staff’s comment and confirm that we will enhance our disclosures regarding risks related to the market for Bitcoin in future filings, commencing with the 2024 Q2 Form 10-Q. We intend to include the following additional risk factor disclosure in the 2024 Q2 Form 10-Q, in response to the Staff’s comment:

Our success depends on external factors affecting the Bitcoin industry.

The Bitcoin industry has historically been subject to various risks relating to Bitcoin, as an asset, which have affected-at times adversely-the market price of Bitcoin. The ownership of Bitcoin has, historically, been concentrated in a relatively small number of persons or entities that, collectively, hold a significant number of Bitcoin (referred to as “whales” in the Bitcoin industry). While the ownership of Bitcoin has diversified significantly in recent years, whales continue to exist whose market activity (e.g., sales of large numbers of Bitcoin) could have an adverse effect on the demand for, and market price of, Bitcoin, which could have an adverse effect on our business and results of operation. Further, while larger, increasingly regulated exchanges with greater transparency and oversight have begun to proliferate, the Bitcoin economy remains nascent and largely opaque. The venues for Bitcoin transactions may experience greater operational problems and be exposed to a greater risk of facilitating fraudulent or illicit transactions (such as “wash trading”), than traditional financial markets and securities exchanges. Further, venues for Bitcoin transactions do not typically make

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Securities and Exchange Commission

July 2, 2024

complete information regarding their ownership structure, management teams, corporate practices, and regulatory compliance available to the public, who are, therefore, unable to verify the impartiality of such venues in respect of the Bitcoin transactions they facilitate. As a result of such lack of regulation and transparency, as well as the risk posed by Bitcoin whales, the public may lose confidence in Bitcoin transactions, which could adversely affect the market price of Bitcoin, perhaps materially, which would have an adverse impact on our business and results of operations.

4.

Please add disclosure in future filings that addresses the risks associated with the limited supply of bitcoins that can be mined, the maximum number of bitcoins that may be released into circulation, and the number of bitcoins currently in circulation.

Company Response: We respectfully acknowledge the Staff’s comment and confirm that we will enhance our disclosures regarding risks associated with the supply of Bitcoin in future filings, commencing with the 2024 Q2 Form 10-Q. We intend to include the following additional risk factor in the 2024 Q2 Form 10-Q, in response to the Staff’s comment:

There is a finite supply of Bitcoin and the number of new Bitcoin rewarded per block algorithmically decreases over time, which poses a risk to our business.

We earn revenue from Bitcoin Mining principally by earning Bitcoin rewards for solving blocks on the Bitcoin blockchain; however, the supply of new Bitcoin introduced to the market via Bitcoin mining is finite, with the last new Bitcoin expected to be mined in the year 2140 (approximately 116 years from now) according to experts. Accordingly, once the final new Bitcoin is introduced into the market, we will no longer earn revenue from Bitcoin Mining by earning Bitcoin rewards for solving a block. Instead, our Bitcoin Mining revenue will be dependent on the fees we earn from the transactions recorded on the blocks we solve. Historically, such transaction fees have been low; however, we have observed that, as the number of new Bitcoin introduced into the market is reduced in each halving, and as Bitcoin ownership and transactions in Bitcoin continue to proliferate, the fees charged for recorded transactions on the Bitcoin blockchain have increased. We cannot, however, predict whether such transaction fees will increase sufficiently to replace the value of earning new Bitcoin once the last Bitcoin in mined in the year 2140, and, therefore, we cannot guarantee that we will be able to earn sufficient revenue from Bitcoin Mining for our Bitcoin Mining business to continue as a going concern. Should any of these events come to pass, our business and results of operation may suffer, and the price of our securities may be affected, perhaps materially.

Risks Related to our Operations, page 19

5.

We note your disclosure on page 12 that you currently rely on trade secrets, trademarks, service marks, trade names, copyrights, and other intellectual property rights, and on licenses to use intellectual property rights owned and controlled by others. Please add disclosure in future filings that addresses the associated intellectual property risks.

Company Response: We respectfully acknowledge the Staff’s comment and confirm that we will enhance our disclosures regarding risks related to our reliance on third party intellectual property in future filings, commencing with the 2024 Q2 Form 10-Q. We intend to include the following additional risk factor in the 2024 Q2 Form 10-Q, in response to the Staff’s comment:

***FOIA CONFIDENTIAL TREATMENT REQUESTED

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Securities and Exchange Commission

July 2, 2024

We rely on intellectual property rights, including third-party intellectual property rights, which exposes us to potential liability.

Our business relies on open-source technology and third-party intellectual property in certain respects. As a result, we may become the subject of third-party intellectual property right infringement claims relating to our use of such third-party intellectual property. For example, as further identified under Legal Proceedings, Green Revolution Cooling, Inc. has alleged that the immersion cooling systems we use, which were purchased from Midas Immersion Cooling, LLC, infringe on certain of its patent claims. While we reasonably rely on the representations and warranties of third-party vendors, such as Midas Immersion Cooling, LLC, it is not possible for us to avoid all potential claims of infringement of third-party intellectual property rights. If such claims are successful, we may be required to pay royalties or be ordered to cease using any technologies found to be infringing on such third-party rights altogether. Additionally, any such legal action would cause the diversion of time, energy, and resources away from our operations and toward defending against such actions, and such risks may dissuade us from pursuing further technological innovation in support of our strategic objectives.

Incorrect or fraudulent Bitcoin transactions may be irreversible..., page 22

6.

We note your disclosure that, “[w]e may be unable to secure insurance policies for our Bitcoin assets at rates or on terms acceptable to us, if at all, and we may choose to self- insure.” Under an appropriately captioned heading, please disclose in future filings the types of insurance coverage you carry, if any, including any insurance that you or your third-party custodian carries covering crypto assets held on your behalf. Also revise future filings to disclose the amount of coverage, term, termination provisions, renewal options and limitations on coverage. To the extent you or your custodian do not carry insurance covering crypto assets, please revise future filings to so clarify and expand your risk factor disclosure as appropriate.

Company Response: We respectfully acknowledge the Staff’s comment and advise that we will enhance our disclosures regarding insurance coverage for our Bitcoin in future filings, commencing with the 2024 Q2 Form 10-Q. We intend to include the following additional risk factor in the 2024 Q2 Form 10-Q, in response to the Staff’s comment:

Our lack of insurance protection over our Bitcoin exposes us to enhanced risk of loss with respect to our Bitcoin.

We rely on the protections afforded to us by our third-party custodian of our Bitcoin, which utilizes market-leading, industrial-grade protections for custodied client assets, to protect against risk of loss of our Bitcoin. As such, we require our custodian to maintain insurance policies against cyber-attacks and other unauthorized intrusion events which may target our Bitcoin, and we have certain indemnification protections from our custodian in such events. Such protections are imperfect, however, and our custodian’s defenses may be breached, and our custodied Bitcoin may be lost, as a result. Further, the magnitude of such loss may exceed the amount of insurance coverage for our Bitcoin and the ability of our custodian, or its insurers, to indemnify us in full. Besides any third-party custodian insurance policies, we do not separately carry insurance policies covering our Bitcoin assets, and we may not be able to secure such insurance coverage in the future at rates or on terms acceptable to us, if at all, and we may choose to self-insure. If our digital assets are lost, stolen or destroyed, the responsible party may not have the financial resources sufficient to satisfy our claim. To the

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Securities and Exchange Commission

July 2, 2024

extent that we are unable to recover our losses from such action, error or theft, such events could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Governmental Regulation and Enforcement

Our interactions with a blockchain may expose us to specially designated nationals..., page 25

7.

We note that your policy prohibits any transactions with SDN individuals, and you “take all commercially reasonable steps to avoid such transactions.” Under an appropriately captioned heading, please expand your disclosure in future filings to briefly discuss the procedures you conduct to determine, among other things, whether the counterparty in any transaction is a person named on OFAC’s SDN list.

Company Response: We respectfully acknowledge the Staff’s comment and advise that we will enhance our disclosures of our procedures regarding compliance with regulations applicable to sales of our Bitcoin, including applicable FINCEN, KYC/AML, and Treasury/OFAC regulations, including with respect to transactions with persons named on OFAC’s SDN list. We intend to provide such enhanced disclosures in future Form 10-K filings under Item 1. Business. An example of such enhanced disclosures for illustration purposes using the “Regulatory” section of Item 1. Business in the Form 10-K is attached hereto as Appendix “C” (inserts marked with underline; deletions marked with strikethrough).

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

8.

Please enhance your disclosure in future filings to provide a comprehensive breakeven analysis for your bitcoin mining operations that compares the cost to earn/mine one bitcoin with the market value of one bitcoin. Identify and explain all relevant inputs. Quantitative tabular disclosure may be helpful. As part of your breakeven analysis, please be sure to reflect mining equipment costs. Additionally, clarify whether you finance the purchase of mining equipment and if so, reflect financing costs in your breakeven analysis.

Company Response: We respectfully acknowledge the Staff’s comment and confirm that we will enhance future filings, commencing with the 2024 Q2 Form 10-Q, to include a comprehensive breakeven analysis, identifying all relevant inputs to compare the cost to mine one Bitcoin with the market value of one Bitcoin within our Management’s Discussion and Analysis. An example, for illustrative purposes only in response to the Staff’s comment, of the enhanced disclosure in the Management Discussion and Analysis is as follows:

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Securities and Exchange Commission

July 2, 2024

The following table presents the Company’s cost to mine one Bitcoin:

	QX 2024		QX 2023
Cost of power for self-mining operations ($in thousands) (1)	$		$
Other direct cost of revenue for self-mining operations ($in thousands) (2)
Cost of revenue for self-mining operations
Less power curtailment credits ($in thousands)
Cost of revenue for self-mining operations, net of power curtailment credits ($in thousands)	$		$

Quantity of Bitcoin mined
Cost to mine one Bitcoin (3) (4)	$		$
Production value of one Bitcoin mined (5)	$		$
Cost to mine one Bitcoin as a % of production value of one Bitcoin mined		%		%

(1) Excludes $XX million and $XX, for the XX months ended XX XX, 2024 and XX XX, 2023, respectively, in power costs incurred to provide power to our legacy data center hosting customer since these costs are not directly related to our self-mining operations. When including the $XX million and $XX million, for the XX months ended XX XX, 2024 and XX XX, 2023, respectively, our total Bitcoin Mining cost of revenue as stated in the Company’s Consolidated Statements of Operations was $XX million and $XX million, for the XX months ended XX XX, 2024 and XX XX, 2023, respectively.

(2) Other direct cost of revenue includes compensation, insurance, repairs, and ground lease rent and related property tax.

(3) Costs to finance the purchase of miners were zero in all periods presented as the miners were paid for with cash from the Company’s cash balance. The seller did not provide any financing nor did the Company borrow from a third-party to purchase the miners.

(4) The Cost to mine one Bitcoin is computed by dividing the Self-mining operations cost of revenue, net of power curtailment credits by the Quantity of Bitcoin mined. Consistent with “Cost of revenue” in the Company’s Consolidated Statements of Operations, “Cost to mine one Bitcoin” excludes depreciation expense. Including depreciation expense related to our miners, the Cost to mine one Bitcoin would increase by $XX and $XX per Bitcoin for the XX months ended XX XX, 2024 and XX XX, 2023, respectively. Therefore, our total Cost to mine including miner-related depreciation expense was $XX and $XX, respectively.

(5) Computed as revenue recognized from Bitcoin mined divided by the quantity of Bitcoin mined during the same period.

We have not historically financed the purchases of our mining equipment, nor do we have any current plans to do so in the future.

9.

Please enhance your discussion in future filings to provide comparative underlying key operating metrics for periods presented. For example, on page 33 you disclose that as of December 31, 2023, your Bitcoin Mining business segment operated 112,944 miners with a hash rate capacity of 12.4 EH/s, but you do not disclose 2022 metrics to support the changes in period-over-period operating results. Considering also providing key operating metrics in a table format. Refer to Item 303(b)(2)(ii) and Instructions to paragraph (b) of Regulation S-K.

Company Response: We respectfully acknowledge the Staff’s comment and confirm that we will enhance our Management’s Discussion and Analysis in future filings, commencing with the 2024 Q2 Form 10-Q, as outlined in Item 303(b)(2)(ii) of Regulation S-K to include comparative underlying key operating metrics for all periods presented. An example for illustrative purposes of the enhanced disclosure in our Management’s

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Securities and Exchange Commission

July 2, 2024

Discussion and Analysis using the key operating metrics set forth in the Form 10-K and the corresponding key operating metrics set forth in the Form 10-K for the fiscal year ended December 31, 2022, is as follows:

	December 31, 2023	December 31, 2022	Amount Change	% Change
Hash Rate Capacity	12.4 EH/s	9.7 EH/s	2.7 EH/s	27.8%
Miners Deployed	112,944	88,556	24,388	27.5%

10.

You disclose that during the years ended December 31, 2023 and 2022, you earned $71.2 million and $27.3 million, respectively, in power credits, which were recognized as offsets to your operating expenses, but equated to approximately 2,497 Bitcoin and 968 Bitcoin, respectively, as computed using the average daily Bitcoin prices for the applicable period. Please tell us the relevance of disclosing the number of Bitcoin equivalent to your power credits. In this regard, you did not mine these additional Bitcoin and it is evident that you did not purchase and hold the number of Bitcoin that you disclose. In your response tell us how you calculated the average Bitcoin price as it is unclear whether it is the average of closing prices on your principal market or some other average. Refer to SEC Release No. 33-10751.

Company Response: We respectfully acknowledge the Staff’s comment and confirm that we will enhance future filings, commencing with the 2024 Q2 Form 10-Q, to no longer report in our filings the above-referenced disclosure equating our power credits earned to Bitcoin values.

Non-GAAP Measures, page 38

11.

We note that you present Non-GAAP financial measures for your Bitcoin Mining and Data Center Hosting segments for revenue, cost of revenue, revenue in excess of cost of revenue, net of power curtailment credits, power curtailment credits allocated and related derived margins, but you do not present the most directly comparable GAAP measures with equal or greater prominence. For each Non-GAAP financial measure you present, please revise future filings to present the most directly comparable GAAP measure with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K and the guidance in Questions 104.03 and 104.04 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Also, provide the reconciliations required by Item 10(e)(1)(i)(B) of Regulation S-K. Please provide us with your proposed disclosures.

Company Response: We respectfully acknowledge the Staff’s comment and respond that for each Non-GAAP financial measure presented on the bottom of page 39 and on page 40 of the Form 10-K, we presented the most directly comparable GAAP measure from the Company’s Consolidated Statements of Operations. However, for the following reasons, we have determined not to present in future filings the Non-GAAP financial measures and related reconciliations that were presented on the bottom of page 39 and on page 40 of the Form 10-K (and we did not present such Non-GAAP financial measures and related reconciliations in our Form 10-Q for the quarter ended March 31, 2024 (the “2024 Q1 Form 10-Q”)). As reported in the 2024 Q1 Form 10-Q: (a) prior to 2024, the Company had a Data Center Hosting reportable segment, and, as of March 31, 2024, the Company had terminated all contracts with its Data Center Hosting customers; (b) for the three months ended March 31, 2024, the Data Center Hosting agreements, by themselves, were no longer material

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Securities and Exchange Commission

July 2, 2024

(based on revenue or profit) and therefore, commencing with the three months ended March 31, 2024, we will no longer report Data Center Hosting as a separate reportable business segment; and (c) we have no current plan to offer data center hosting services to new customers.

12.

You disclose that you believe netting the power curtailment credits against your costs can be an important financial measure because it allows management, investors, and your board of directors to evaluate and compare your operating results, including your operating efficiencies, from period-to-period and relative to actual proportional power consumption during the periods presented. You also disclose that offering power back to the grid at market-driven spot prices, thereby reducing your operating costs, is integral to your overall strategy. Considering the allocation percentages of the consolidated power curtailments to Bitcoin Mining and Data Center Hosting have fluctuated for the periods presented, please address the following in future filings:

•	Tell us the amounts of power consumption for the periods presented, including how you determined and measured the proportional power consumption for each segment.
•

Tell us what caused actual power consumption to fluctuate between periods and how the measures are useful to investors if the actual power consumption amounts are not disclosed, considering the change in allocation percentages in the periods presented.

•	Tell us your consideration for disclosing the reasons for significant changes in power consumption and the related credit allocation between segments.

Company Response: We respectfully acknowledge the Staff’s comment and respond to the Staff’s questions as follows. However, for the same reasons referenced above in our response to the Staff’s Comment 11, we have determined not to present in future filings the Non-GAAP financial measures and related reconciliations that were presented on the bottom of page 39 and on page 40 of the Form 10-K, and accordingly, we will not include in future filings (and did not include the 2024 Q1 Form 10-Q) statements required by Item 10(e)(i)(C) and (D) of Regulation S-K corresponding to such Non-GAAP financial measures.

We respectfully refer the Staff to Note 9. Power Purchase Agreement, where we disclose the details of our power purchase agreement (“PPA”). Specifically, we note that our PPA specifically provides for the delivery of power to our Rockdale Facility. We have entered into various contracts under the PPA to acquire a total of 345 megawatts (“MW”) of long-term, fixed-price power, in multiple blocks, as follows: 130 MW contracted in May 2020, at fixed prices through April 30, 2030; 65 MW contracted in March 2022, at fixed prices through April 30, 2030; and 150 MW contracted in November 2022, at fixed prices through October 31, 2027.

Our Rockdale Facility is equipped with numerous power meters, which allow us to track the amount of power consumed by hosted customers and by our self-mining operations.

During 2021, the Rockdale Facility was entirely used to host third-party customers and our self-mining fleet of miners were deployed at a third-party hosting facility (the “Coinmint Facility”). As disclosed in the Company’s Form 10-Q for the quarterly period ended June 30, 2022, the Company elected not to renew its co-location mining services agreement with Coinmint, effective as of July 8, 2022. In connection with the termination of this agreement, our miners were transferred from the Coinmint Facility to our Rockdale Facility. Additionally, the first building in the Company’s 400 MW expansion of the Rockdale Facility was placed into service during

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the second quarter of 2022, followed by three additional buildings being placed into service at various times through the second quarter of 2023. All four new buildings are entirely used for our self-mining operations, whose results are included in the Bitcoin Mining reportable segment. As a result of the ongoing expansion, the proportion of power consumed by our Bitcoin Mining segment increased from 0% in 2021, 43.9% in 2022, and 65.5% in 2023.

Although our power consumption increased from 2021 through 2023 due to our expansion of the Rockdale facility our consumption declined in the summer months of those years relative to other months. The state of Texas often experiences extreme heat in summer months, causing demand for electricity to spike. We execute our power strategy by curtailing power usage for relatively short periods of time, but sometimes by more than 95% of its total available supply during periods of peak demand, forgoing revenue from our Bitcoin mining operations to instead provide energy resources to the Electric Reliability Council of Texas (“ERCOT”). We believe our curtailment of operations meaningfully contributes to reducing overall power demand in ERCOT, helping to ensure that its consumers do not experience interruptions in service.

As disclosed in Note 17. Commitments and Contingencies, we terminated one of our legacy hosting customer’s colocation services agreements as of June 29, 2023, which resulted in only one remaining hosted customer. As a result of the significant expansion of the Rockdale Facility and the reduction in power consumption from hosted customers, the proportion of power consumed by the Bitcoin Mining segment at the Rockdale Facility increased significantly.

We believe that disclosing the proportion of power consumed by the Bitcoin Mining reportable segment is useful to investors, especially considering the significant change in proportion of consumption over time. The change in the proportion of consumption was a direct result of the significant increase in our self-mining operations using more power than by our hosted customers, and not due to a change in allocation methodology in any period.

The PPA is a key differentiator for us and allows us to employ our power strategy, which significantly reduces our overall cost of operations. In addition to the quantity of Bitcoin produced, the Company believes a key performance indicator used by investors is direct cost of operations. Although the credits received as a result of our energy curtailment are recognized outside of cost of revenue in the statements of operations, we believe they significantly reduce our overall cost to mine Bitcoin.

Liquidity and Capital Resources, page 40

13.

Your disclosure of net cash provided by/used in operating, investing and financing activities appears to repeat information already provided in the statement of cash flows. Please represent to us that, in future filings, you will enhance your disclosure to provide a quantitative and qualitative analysis of the drivers of the change in cash flows between periods and impact to future trends to provide a sufficient basis to understand changes in cash between periods. Refer to Item 303(b)(1) of Regulation S-K and Sections 1.B. and IV.B. of SEC Release Nos. 33-8350 and 33-10890 for guidance.

Company Response: We respectfully acknowledge the Staff’s comment and confirm that we will enhance in future filings, commencing with the 2024 Q2 Form 10-Q, our disclosures within our Management’s

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Securities and Exchange Commission

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Discussion and Analysis of net cash provided by/used in operating, investing, and financing activities as outlined in Item 303(b)(1) of Regulation S-K and SEC Release Nos. 33-8350 and 33-10890 to provide a quantitative and qualitative analysis of the drivers of the change in cash flows between periods and impact to future trends to provide a sufficient basis to understand changes in cash between periods in future filings. An example, for illustrative purposes only in response to the Staff’s comment, of our Management’s Discussion and Analysis of net cash provided by/used in operating, investing and financing activities is as follows:

Operating Activities

For the six months ended June 30, 2024 and 2023, net cash provided by operating activities was $XX million and $XX million, respectively. The increase was primarily attributable to $XX million in higher proceeds from the sale of Bitcoin due to selling nearly twice the quantity of Bitcoin during 2023, combined with higher Bitcoin prices during 2023, partially offset by increased power costs of $XX, and $XX in selling, general, and administrative costs excluding stock-based compensation, both of which were primarily driven by the increased mining capacity, and headcount, at the Rockdale Facility combined with other general operating costs such as insurance and information technology projects to support our growth.

Investing Activities

For the six months ended June 30, 2024 and 2023, net cash used in investing activities was $XX million and $XX million, respectively, which was attributable to purchases and deposits paid for miners and purchases of property and equipment for our ongoing expansions, as we continue towards our anticipated 28 EH/s of total self-mining hash rate capacity by the end of 2024. We completed our expansion of the Rockdale Facility during the year ended December 31, 2023, and continued to develop our Corsicana Facility, which is expected to commence self-mining operations by the end of the first quarter of 2024. We anticipate incurring additional costs related to the first phase of the Corsicana Facility of approximately $XX million during the first half of 2024. During the six months ended June 30, 2024, we paid $XX million in deposits and payments for the purchase of miners, and anticipate additional payments of $XX million and $XX million to be made in 2024 and 2025, respectively.

Financing Activities

For the six months ended June 30, 2024 and 2023, net cash provided by financing activities was $XX million and $XX million, respectively, consisting primarily of proceeds from our ATM Offerings of $XX million and $XX million, respectively. We have less than $XX million in long-term debt and have primarily financed our strategic growth through proceeds from our ATM Offerings and issuances of our common stock. It is reasonably likely that we will continue to finance our ongoing growth with proceeds from current and future ATM Offerings.

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Critical Accounting Estimates, page 43

14.

We note your disclosure of critical accounting estimates. Please represent to us that, in future filings, you will enhance your disclosure to provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact your critical accounting estimates have had or are reasonably likely to have on your financial condition and results of operations. Your disclosure should explain why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, discuss how much each estimate and/or assumption has changed over a relevant period and the sensitivity of reported amounts to the underlying methods, assumptions and estimates used, to the extent applicable. The disclosures should supplement, not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. Please also consider the underlying estimates related to your power purchase agreement and related power curtailment credits. Refer to Item 303(b)(3) of Regulation S-K and SEC Release No. 33-10890 for additional guidance.

Company Response: We respectfully acknowledge the Staff’s comment and confirm that we will enhance in future filings, commencing with the 2024 Q2 Form 10-Q, our disclosures within our Management’s Discussion and Analysis to provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact our critical accounting estimates have had or are reasonably likely to have a material impact on our financial condition and results of operations as stated in Item 303(b)(3) of Regulation S-K and SEC Release No. 33-10890. An example, for illustrative purposes only in response to the Staff’s comment, of such enhanced disclosure in our Management’s Discussion and Analysis is as follows:

Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

Long-Lived Assets

Long-lived assets are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Judgment is necessary in estimating the Company’s various assets’ useful lives. This includes evaluating the Company’s own usage experience with its currently owned assets, the quality of materials used in construction-related projects, and for its miners, the rate of technological advancement and market-related factors such as the price of Bitcoin and the Bitcoin network hash rate, which impact the value of the miners. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, which is determined based on a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. Significant judgment is used when estimating future cash flows, particularly the price of Bitcoin and the Bitcoin network hash rate. If such assets are considered impaired, an impairment is recognized based on the amount by which the carrying amount exceeds the estimated fair value of the assets.

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Should our estimates of useful lives, undiscounted future cash flows, or asset fair values change, additional and potentially material impairments may be required, which could have a material impact on our reported financial results.

Stock-Based Compensation

Stock-based compensation expense related to share-based payment awards is recognized at the grant date of the award, and is estimated based on the fair market value of the Company’s common stock at the time of the grant. Compensation cost for performance-based share-based payment awards is recognized over the performance period when achievement of the milestones and targets becomes probable. The Company uses significant judgment in determining the likelihood of meeting milestones and market conditions. Inputs into valuation models such as Monte Carlo simulations include both the Company’s and the Russell 3000’s historical and expected annual volatilities, depending on the inputs selected, the Company could calculate significantly different estimated grant date fair values, materially impacting the valuation of our stock-based awards and the stock-based compensation expense we recognize in future periods.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 47

15.	We note your election to provide disclosure under the sensitivity analysis option of Item 305(a)(1)(ii) of Regulation S-K. Please address the following:
•	Tell us how your hypothetical 10% increase or decrease in future power prices at December 31, 2023, would have a positively correlated impact of increase or decrease in net income. In your response:
o	Tell us how you derived the approximately 10% impact;
o	Tell us whether you believe the 10% impact is reasonably possible in the near- term as stipulated in Instruction 3A to Item 305(a) of Regulation S-X and explain why; and
o	Tell us whether you believe a 10% decline in power prices is reasonably possible and explain why.
•

Tell us whether you believe the 10% increase or decrease in the price of Bitcoin is reasonably possible in the near-term considering 2023 price volatility, specifically explaining your consideration for providing a higher rate of change.

Company Response: In response to the Staff’s comment regarding our future power price sensitivity analysis, as of December 31, 2023, a 10% increase in future power prices would have increased the value of our derivative asset and reduced our net loss by $43.2 million. A 10% decrease in future power prices would have decreased the value of our derivative asset and increased our net loss by $43.2 million.

Although many factors can significantly impact the spot price of power on a near-term basis, we believe a 10% increase or decrease in the entire 2027 and 2030 future power curves (the dates of maturity of our various fixed-price power purchase agreements) is much less likely in the near-term although reasonably possible as defined in Instruction 3A to Item 305(a) of Regulation S-X. During 2023, the average quarterly change in fair value of our derivative asset was approximately $1.7 million and the largest change on an absolute value basis

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was $13.1 million. These changes are much smaller than the estimated $43.2 million impact a 10% change in future power prices would have been. Therefore, we conservatively derived the approximately 10% impact from the instructions for Item 305(a)(1)(ii) of Regulation S-K, which states that registrants should use changes that are not less than 10 percent of end of period market rates or prices.

In response to the Staff’s comment regarding our Bitcoin price sensitivity analysis, we believe the 10% is an amount that can provide users of our financial statements a reasonable sensitivity analysis for use in near-term analysis. While the Bitcoin price has historically experienced periods of significant volatility, as the market for Bitcoin has continued to mature, that volatility has also decreased. Because of the significant investment inflows into Bitcoin through the newly-approved spot ETFs for example, we believe it is reasonably likely that the volatility will continue to decline as the market cap of Bitcoin increases. However, we cannot predict future prices or volatility. Therefore, although it is reasonably possible the near-term volatility could be greater than 10%, we do not want to mislead investors by providing a potentially extreme possible increase in our net income.

Additionally, because we disclose the quantity of Bitcoin produced during the year and the corresponding revenue recognized during the year, a user of our financial statements has the information to estimate any increase or decrease they deem likely or even unlikely.

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies and Recent Accounting Pronouncements Bitcoin, page F-11

16.

You disclose that after the adoption of ASU 2013-08 you record Bitcoin at fair value. From your June 29, 2018 response to comment 14 of our June 15, 2018 letter, it appears that you consider CoinMarketCap your principal market. As CoinMarketCap is not a market where Bitcoin is bought and sold, please tell us whether you still consider it to be your principal market. If so, tell us how CoinMarketCap qualifies as your principal market, or in the absence of a principal market, your most advantageous market. If not, tell us the identity of your principal or most advantageous market. In your response, please include the following:

•	As you regularly sell Bitcoin, tell us what market or markets you actively sell in.
•	Tell us how you considered that market or those markets in your determination of your principal or most advantageous market. Refer to ASC 820-10-35-5A.

Company Response: In response to the Staff’s comment, subsequent to our 2018 correspondence with the Staff, we have since determined that Coinbase is our principal market for purposes of determining the fair value of our Bitcoin as it is the market with the greatest volume and level of activity and is a market that we have access to. The impact of the difference between the Bitcoin price as per CoinMarketCap and Coinbase was immaterial in all prior periods.

Commencing with the 2024 Q2 Form 10-Q, we intend to expand the above-referenced disclosure as follows:

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Securities and Exchange Commission

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Bitcoin is recorded at fair value, as determined using the period-end closing price of Bitcoin on the Company’s principal market, Coinbase, and changes in fair value are recognized in Change in fair value of Bitcoin, in Operating income (loss) on the Consolidated Statements of Operations, as of, and for the six months ended June 30, 2024.

Revenue Recognition

Bitcoin Mining, page F-11

17.	Please address the following as it relates to your mining pool participation under the Full- Pay-Per-Share (FPPS) payout methodology:
•

Confirm for us that you participated in only one mining pool for each period presented in your filing as implied by your concentrations disclosures on page F-44 and represent to us that you will enhance your disclosure in future periods to clarify.

•

You identify the provision of “computing power” as your single performance obligation. Tell us how that terminology accurately portrays the promise under your contracts given that you run the pool operator’s software on your equipment to construct block header candidates and perform hash calculations. In your response, clarify for us whether as a participant in a mining pool it would be more accurate to characterize your performance obligation as the provision of hash calculation services to the pool operator and represent to us, if true, that you will revise your disclosure in future filings, including a statement that you decide when to provide services under the contract(s).

•

You disclose that contracts are terminable at any time by you, at no cost to you, or by the pool operator, under certain conditions specified in the contract. However, in your April 3, 2019 response to our February 14, 2019 letter you indicated that contracts can be terminated by pool operators at any time for any reason. Please reconcile the apparent discrepancy for us. To the extent the pool operator is only able to terminate the contracts for specific reasons, tell us the conditions that allow the pool operator to terminate. Otherwise, represent to us that you will enhance future filings to clarify, if true, that the contracts with your pool operators provide both parties the unilateral enforceable right to terminate the contract at any time without penalty.

•

Tell us how you considered the guidance in Questions 7 and 8 to the FASB Revenue Recognition Implementation Q&A’s and the impact on your determination of both contract inception and contract duration for accounting purposes. Specifically, tell us whether you believe the termination rights in your contracts result in contracts that are continually renewed for accounting purposes and therefore have a duration of less than 24 hours and if so, revise your revenue recognition policy in future filings to state that fact.

•

To the extent you have determined that the pool operator’s ability to terminate at any time without penalty under each mining pool arrangement results in a contract that is continually renewed, clarify for us whether the rate of payment remains the same upon renewal and whether your customer’s option to renew represents a material right that represents a

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separate performance obligation as contemplated in ASC 606-10-55-42. Please revise your revenue recognition policy disclosure in future filings accordingly.

•

Enhance future filings to disclose, if true, that revenue is recognized the same day that control of the contracted service transfers to the mining pool operators, which is the same day as contract inception.

•

You disclose that your mining rewards are determined based on an FPPS payout formula. Please enhance your disclosures in future filings to include a more fulsome description of this formula. Your disclosure should clarify, if true, that your rewards are comprised of block rewards and transaction fees. Your revised disclosure should also describe the variables that comprise the FPPS formula. For example, if true, disclose that network block subsidies are based on the total amount of block subsidies that are expected to be generated on the bitcoin network as a whole during the 24-hour period beginning at midnight UTC daily (i.e., the measurement period), while network transaction fees are based on the total amount of transaction fees and block rewards that are actually generated on the blockchain network as a whole during the measurement period. Your disclosure should also make clear whether the amounts are calculated based on expected or actual amounts.

•

You state that you value noncash consideration at contract inception. Given that Bitcoin trades 24/7, please tell us and disclose the specific point in time on the date of contract inception that you fair value Bitcoin each day (e.g., 23:59:59 or 0:00:00). If 0:00:00, please specify if that is the start of the day of the contract (i.e., 0:00:00 to 23:59:59) or the start of the next day.

Company Response:

First bullet:

As disclosed in Note 2. Significant Accounting Policies and Recent Accounting Pronouncements, we only utilized a fractional share mining pool during the year ended December 31, 2021 and throughout 2022, until mid-December 2022, when we stopped participating in the fractional share pool and began participating in an FPPS pool. We continue to utilize the FPPS pool.

We will enhance our concentration disclosures in future periods to clarify that we only participate in the FPPS pool.

Second bullet:

We agree with the Staff’s comment that as a participant in a mining pool, it would be accurate to describe our performance obligation as the provision of hash calculation services (i.e. hash rate) to the pool operator and that we decide when to provide services under the contract. We will revise future filings accordingly.

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Third bullet:

As noted above, we entered into a contract with an FPPS pool in December 2022 and therefore, the 2019 fractional share pool contract is no longer relevant. We will enhance future filings to clarify that the contract provides both parties the unilateral enforceable right to terminate the contract at any time without penalty.

Fourth bullet:

We believe the duration of each contract is less than 24 hours, which corresponds with the period of service and remuneration terms of the agreement. The contract is continually renewed, but when considering Questions 7 and 8 to the FASB Revenue Recognition Implementation Q&A’s, since the terminating party is not required to pay a termination fee or penalty and the pricing formula remains the same upon each contract renewal and represents a standalone price, the contract does not provide an additional material right that would require a separate performance obligation by us, as also contemplated in ASC 606-10-55-42. We will revise our revenue recognition policy in future filings accordingly.

Fifth bullet:

We believe the contract provides both parties the unilateral enforceable right to terminate the contract at any time without penalty and that the contact is continually renewed, However, the rate of payment (i.e. the FPPS payout formula) remains the same upon each contract renewal. Therefore, we do not believe our right to renew represents a material right that represents a separate performance obligation by us, as contemplated in ASC 606-10-55-42. We will revise our revenue recognition policy disclosure in future filings accordingly.

Sixth bullet:

We will enhance future filings to disclose that revenue is recognized on the same day that control of the contracted service transfers to the mining pool operators, which is the same day as contract inception.

Seventh bullet:

We will enhance future filings to enhance our description of the FPPS payout formula entered into, including clarification that rewards are comprised of block rewards and transaction fees, the variables that comprise the FPPS formula, and that amounts are calculated based on actual amounts mined. An illustrative example of the enhanced description is as follows:

We are entitled to consideration even if a block is not successfully placed by the mining pool operator. Bitcoin network block subsidies are based on the total amount of block subsidies that are expected to be generated on the Bitcoin network as a whole during the 24-hour period beginning at midnight UTC daily (i.e., the measurement period), while network transaction fees are based on the total amount of

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transaction fees and block rewards that are actually generated on the blockchain network as a whole during the measurement period.

We are entitled to a fractional share of the Bitcoin award and transaction fees from the mining pool operator as determined based on the hash rate provided by the Company to the mining pool as a percentage of the total expected Bitcoin network hash rate based on the current network difficulty. We are entitled to our relative share of consideration at the end of each contract period, even if a block is not successfully placed by the mining pool.

Eighth bullet:

Daily earnings are calculated at the start of the day of the contract, which is determined at 0:00:00 UTC.

Note 9. Power Purchase Agreement, page F-27

18.	Please address the following:
•

Tell us and enhance future filings to clarify the agreements included in the measurement of the power purchase agreement accounted for as a derivative asset. For example, indicate whether the Facilities Agreement, Demand Response Services Programs and Four Coincident Peak program are included and whether they are also scheduled to end as of April 30, 2030 and, if not, when.

•

Tell us and enhance future filings to clarify the inputs of the derivative fair value, including how your annual power activity and earned power credits impact the change in the derivative asset fair value and changes in key assumptions and inputs for the periods presented. For example, you disclose that you earned credits under the PPA of approximately $71.2 million in 2023 compared to $27.3 million in 2022 which you recognized in addition to the change in fair value of the derivative asset of $6.7 million. Refer to ASC 815-10-50-1A(d) and ASC 820-10-50-2(bbb)(2).

•

As fair value is a market-based measurement and not an entity-specific measurement as stipulated in ASC 820-10-05-1B, tell us how your “qualitative judgment[s] related to company-specific risk factors,” as disclosed in the fifth paragraph on page F-28, are market-based inputs to your fair value determination.

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Securities and Exchange Commission

July 2, 2024

Company Response: The only agreement included in the measurement of the power purchase agreement (“PPA”) is the PPA. The Facilities Agreement, Demand Response Services Program, and Four Coincident Peak Program are not included in the calculation of fair value of the derivative asset.

The Demand Response Services Program is available to us as part of the PPA. The Four Coincident Peak Program is available to all ERCOT customers. The Facilities Agreement provided for the construction of certain facilities to receive and deliver electricity at our Rockdale Facility. This construction has been completed and will be disclosed as such in future filings.

Our power activity and earned power credits are not included in the valuation of our derivative asset. The derivative asset’s value is determined by a third-party valuation specialist using the income approach. The fixed-price of each contract comprising the total 345 MW under contract is compared to its respective future power curve depending on their maturity and is then discounted back to present value. Inputs into the weighted-average cost of capital estimate include a risk-free rate of return, which is determined from United States Treasury Bond yields, estimated cost of debt, which includes a Moody’s rating, and an equity risk premium based upon market data provided by a global cost of capital service provider. We will enhance our disclosure of the inputs used in the valuation in future filings.

The “qualitative judgment[s] related to company-specific risk factors” were intended to indicate the utilization of our own credit risk in determining the fair value, as required by ASC 820. In response to the Staff’s comment, we will update future disclosures to clarify that the Company’s credit risk is an input to our fair value determination.

Note 20. Segment Information, page F-43

19.	Please address the following:
•

Tell us how your disclosures provide a measure of profit or loss for each of your segments. Refer to ASC 280-10-50-22, 50-30(b) and 50-31, and the illustrative examples in FASB ASC 280-10-55-49 and 55-50 for further guidance.

•	Tell us why you have separately included revenue and cost or revenue eliminations in total segment revenues and total segment cost of revenues. Refer to ASC 280-10-50- 27.
•

Tell us why you do not allocate power curtailment credits in your measures of segment cost of revenue for Bitcoin Mining and Data Center Hosting when you include them in your non-GAAP measures on page 40. Refer to ASC 280-10-50-27 and 50-28.

Company Response: We respectfully acknowledge the Staff’s comment and confirm that we will enhance future filings, commencing with the 2024 Q2 Form 10-Q, by providing a measure of profit or loss for each of our segments. As reported in the 2024 Q1 Form 10-Q: (a) prior to 2024, the Company had a Data Center Hosting reportable segment, and, as of March 31, 2024, the Company had terminated all contracts with its Data Center Hosting customers; (b) for the three months ended March 31, 2024, the Data Center Hosting segment, by itself, was no longer material (based on revenue or profit) and therefore, commencing with the three months ended March 31, 2024, we will no longer report Data Center Hosting as a separate reportable business segment;

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and (c) we have no current plan to offer data center hosting services to new customers Therefore, beginning in 2024, the Company’s reportable segments are Bitcoin Mining and Engineering.

Specifically for measures of profit or loss, our CODM uses segment gross margin (defined as segment revenue less cost of revenue) to allocate resources and assess segment performance. An example of such future enhanced disclosure in our Segment Information footnote is as follows:

…The Company believes the key profit or loss metric for the Bitcoin Mining and Engineering segments is gross margin, which we define as Revenue less Cost of Revenue…

We separately included revenue and cost of revenue eliminations in total segment and consolidated revenues and total segment and consolidated cost of revenues to provide stand-alone information by segment and the eliminations represented the elimination of intersegment revenue and intersegment cost of revenue in total so that in accordance with ASC 280-10-50-32, the total of the reportable segment information reconciled to our consolidated revenue and cost of revenue. We acknowledge the Staff’s comment and, commencing with the 2024 Q2 Form 10-Q, will also present our segment information in accordance with ASC 280-10-50-27 and ASC 280-10-55-48 to not include eliminations in total segment revenue, but rather as a reconciling item. An example, for illustrative purposes only in response to the Staff’s comment, of the enhanced disclosure is as follows:

***FOIA CONFIDENTIAL TREATMENT REQUESTED

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Securities and Exchange Commission

July 2, 2024

The following tables present a reconciliation of the Company’s reportable segment revenues and measures of profit or loss to the Company’s consolidated totals:

For the six months ended June 30, 2024
	Bitcoin Mining		Engineering		Total
Revenue from external customers	$	XXX	$	XXX	$	XXX
Intersegment revenue		XXX		XXX		XXX
		XXX		XXX		XXX
Reconciliation of revenue
Other revenue (1)						XXX
Elimination of intersegment revenue						(XX)
Total consolidated revenue					$	XXX

Less:
Cost of revenue		XXX		XXX		XXX
Segment gross profit		XXX		XXX	$	XXX

Less:
Acquisition-related costs						XXX
Selling, general, and administrative						XXX
Depreciation and amortization						XXX
Change in fair value of Bitcoin						XXX
Change in fair value of derivative asset						XXX
Power curtailment credits						XXX
Change in fair value of contingent consideration						XXX
Realized gain on sale of Bitcoin						XXX
(Loss) gain on sale/exchange of equipment						XXX
Casualty-related (charges) recoveries, net						XXX
Impairment of Bitcoin						XXX
Impairment of goodwill						XXX
Impairment of miners						XXX
Interest income (expense)						XXX
Realized loss on sale of marketable equity securities						XXX
Realized gain on sale/exchange of long-term investment						XXX
Unrealized loss on marketable equity securities						XXX
Other income (expense)						XXX
Current income tax benefit (expense)						XXX
Deferred income tax benefit (expense)						XXX
Net income (loss) before taxes					$	XXX

(1) Other revenue consists of license fees from our legacy animal bioscience business and was not significant in any period.

We did not allocate power curtailment credits in our segment cost of revenue because power curtailment credits are related to our derivative contract activity (our PPA) and are not included, or netted against, cost of revenue in our consolidated statements of operations. Because the credits received were a direct result of our PPA, we were not obligated to distribute those credits to any Data Center Hosting customer, and therefore also did not allocate them between segments.

***FOIA CONFIDENTIAL TREATMENT REQUESTED

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Securities and Exchange Commission

July 2, 2024

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to contact the undersigned at (303) 794-2000 or our counsel, Ivan A. Colao, Esq., of Holland & Knight LLP, at (904) 798-5488.

Sincerely,

/s/ Ryan D. Werner
Ryan D. Werner, SVP, Chief Accounting Officer

CC: Jason Les, Chief Executive Officer, Riot Platforms, Inc.

Colin Yee, Executive Vice President & Chief Financial Officer, Riot Platforms, Inc.

William Jackman, Executive Vice President & General Counsel, Riot Platforms, Inc.

Ivan A. Colao, Esq., Holland & Knight LLP

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Appendix “A”

List of Custodians and Custodied Bitcoin Assets

(as of June 30, 2024)

Custodian	Number of Bitcoin Custodied
[***]	[***]

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Appendix “B”

Example of Enhanced Disclosures for the “Industry Trends” Section of Item 1. Business of the Form 10-K

Industry Trends

During 2022 and 2023, we observed several companies in the Bitcoin ecosystem experience significant challenges and initiate bankruptcy proceedings due to the significant volatility in the price of Bitcoin, the increase in interest rates, the volatility in spot prices of power, and other national and global macroeconomic factors. We anticipate this trend will likely continue as companies attempt to shift their business models to operate on significantly compressed margins. Further affecting the margins of the companies within the Bitcoin ecosystem, the Bitcoin reward for solving a block is subject to periodic incremental halving, as described below under the heading “Factors Affecting Profitability - Halving.”

The dramatic increase in the price of Bitcoin observed in the market during prior years caused many companies to over-leverage themselves, thus operating in potentially unsustainable ways given the recent variability in the price of Bitcoin. We chose to refrain from engaging in any significant debt-financing activities during this period and, as a result, has not been subject to the significant debt-service shortfalls some of our competitors are experiencing. Despite such challenges in the ecosystem, we continue to focus on building long-term stockholder value by taking strategic action to vertically integrate our business, expanding the Rockdale Facility and developing the Corsicana Facility. Management believes this focus will positively affect each of our three business segments by providing more capacity for our Bitcoin Mining and Data Center Hosting operations, and by capitalizing on supply chain efficiencies garnered through our Engineering segment. As we grow our business, we continue to focus on deploying our efficient Bitcoin mining fleet, at scale, while realizing the benefits of being an owner and operator of our Bitcoin Mining and Data Center Hosting facilities.

We anticipate companies in our industry will continue to experience challenges, and that 2024 may continue to be a period of consolidation in the Bitcoin mining industry. Further, given our relative position, liquidity, and absence of any significant long-term debt, we believe we are well positioned to benefit from such consolidation. We are continuously evaluating strategic opportunities which we may decide to undertake as part of our strategic growth initiatives; however, we can offer no assurances that any strategic opportunities which we decide to undertake will be achieved on the schedule or within the budget we anticipate, if at all, in our competitive and evolving industry, and our business and financial results may change significantly as a result of such strategic growth.

The recent shutdowns of certain digital asset exchanges and trading platforms due to fraud or business failure has negatively impacted confidence in the digital asset industry as a whole and led to increased oversight and scrutiny of the industry. We did not have any exposure to any digital asset lenders or exchanges who have declared bankruptcy or have suspended operations. We only hold and sell Bitcoin that we have mined and do not sell, hold, or redeem any Bitcoin for any other parties. ~~Our Bitcoin is held in cold storage wallets by a well-known U.S.-based third-party digital asset-focused custodian. We also sell our Bitcoin using our custodian’s U.S. brokerage services.~~

Our Bitcoin is held in cold storage wallets by a well-known U.S.-based third-party digital asset-focused custodian. The cold storage wallets in which our Bitcoin is held are all located in the United States. Our custodian is a standalone trust company organized by an institutional-grade New York City bank, which holds our Bitcoin in trust accounts solely for Riot’s benefit. Such trust accounts are segregated from the custodian’s assets and those of its other customers, and our Bitcoin held in such trust accounts are therefore not at risk of such custodian’s creditors or subject to inclusion in the bankruptcy estate of such custodian, if such custodian were ever to petition for bankruptcy protection or otherwise be declared insolvent. To our knowledge, our custodian has not petitioned for bankruptcy protection, been declared insolvent or bankrupt, made any assignment for the benefit of creditors, or had a receiver appointed for its assets, at any point while

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we have been a customer. Further, none of our Bitcoin was, as of the time of filing, custodied with any entity that has petitioned for bankruptcy protection, been declared bankrupt or insolvent, made any assignment for the benefit of creditors, or had a receiver appointed for its assets. The recent bankruptcies in the crypto industry and failures of certain financial institutions have not resulted in any loss or misappropriation of any of our Bitcoin nor have such events impacted our access to any of our Bitcoin.

We are not aware of our custodian experiencing excessive redemptions or withdrawals, or having suspended redemptions or withdrawals, of any customer assets (Bitcoin, crypto, or otherwise). Further, we have not experienced any loss of, or access to, our Bitcoin custodied with our custodian, we have never been unable to account for such Bitcoin assets, and we are not aware of our custodian having ever been unable to account for our Bitcoin assets or the crypto assets of its other customers. Finally, we continually monitor our Bitcoin assets held by third-party custodians, and we have unlimited audit rights with respect to such custodial accounts. Specifically, our accounting and internal audit teams perform a monthly reconciliation of our Bitcoin assets held by our custodian(s) and the records of our mining pool. The Chief Accounting Officer verifies these reconciliations quarterly, and our auditors verify the location and quantity of our Bitcoin assets annually, as part of the year-end audit process of our financial statements and internal controls over financial reporting.

To the extent we sell any of our Bitcoin, we do so through our custodian’s U.S. brokerage service, which is a Money Services Business (“MSB”) registered with the Financial Crimes Enforcement Network (“FINCEN”) and holding a New York State Department of Financial Services (“NYDFS”) Bitlicense. Such brokered sales are made primarily through market-making transactions with institutional grade investors. While we do not know the identity of the purchasers in such brokered sales of our Bitcoin, our custodian has made all customary representations to us regarding its compliance with all Know Your Customer and Anti-Money Laundering (“KYC/AML”) regulations applicable to such brokered sales of our Bitcoin, and our agreements with such brokerage service require it to comply with all applicable FINCEN, NYDFS, and Treasury OFAC rules and regulations, including with respect to KYC/AML.

In 2023, the banking industry and financial services sector experienced disruptions and instability. In March 2023, Silvergate Capital Corporation, the holding company for Silvergate Bank, which was primarily focused on the digital asset industry, announced its intent to wind down operations and voluntarily liquidate its holdings. Also in March, Silicon Valley Bank and Signature Bank both closed. The Federal Deposit Insurance Corporation (“FDIC”) was appointed receiver following their closures and transferred substantially all assets of the former banks to newly created, FDIC-operated bridge banks in an action to protect all depositors of the banks. In May 2023, First Republic Bank was closed, and the FDIC sold substantially all of First Republic Bank’s assets to JP Morgan Chase & Co.

Although we maintained certain operating accounts with Signature Bank prior to its closure, we have since transferred all our deposits previously held with the bank to other banking institutions. We did not lose access to our accounts or experience interruptions in banking services, and we suffered no losses with respect to our deposits at Signature Bank as a result of the bank’s closure. We did not have any banking relationships with Silicon Valley Bank, Silvergate Bank, or First Republic Bank, and currently hold our cash and cash equivalents at multiple banking institutions. Although we did not suffer any losses, we continue to monitor for updates to mitigate any future impacts we may be subject to as a result of instability of the banking industry and financial services sector.

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Appendix “C”

Example of Enhanced Disclosures for the “Regulatory” Section of Item 1. Business of the Form 10-K

Regulatory

We anticipate that Bitcoin mining will be a focus for potential increased regulation in the near- and long-term, and we cannot predict how future regulations may affect our business or operations.

The United States has imposed economic sanctions that affect transactions with designated foreign countries, foreign nationals, and others. The Office of Foreign Assets Control (“OFAC”) is responsible for helping to ensure that U.S. entities do not engage in transactions with certain prohibited parties, as defined by various Executive Orders and acts of Congress. OFAC publishes, and routinely updates, lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts, including the Specially Designated Nationals (“SDN”) and Blocked Persons List. Our policies prohibit transactions with SDNs, and we take measures to prevent transactions that do not comply with OFAC and other applicable sanctions, including establishing a risk-based compliance program that has policies, procedures and controls designed to prevent us from having unlawful business dealings with prohibited countries, regions, individuals or entities, however, due to the pseudonymous nature of blockchain transactions, and our reliance on third-party vendors to identify and prevent transactions with SDNs, we may unknowingly engage in transactions with SDNs, despite our best efforts.

State regulation of Bitcoin mining is an important consideration with respect to where we conduct our mining operations. Our Rockdale Facility and our Corsicana Facility are both located in the State of Texas. To the extent that there is any state regulation of Bitcoin mining, we believe Texas is likely to remain one of the most favorable regulatory environments for Bitcoin miners.

In March 2022, the SEC issued proposed climate-related disclosure requirements for registrants and received thousands of comments on the proposal. We continue to await the release of any potential finalized rules requiring such disclosures following the analysis of the comments.

In January 2023, the Board of Governors of the Federal Reserve System (the “Federal Reserve”), Office of the Comptroller of the Currency, and FDIC issued a joint statement regarding perceived risks to banks with clients in crypto-asset industries. In January 2023, the Federal Reserve also issued a policy statement broadening its regulatory authority to limit the activities of state-chartered banks. Several leaders in the U.S. Congress sent oversight letters to the prudential regulators pushing back on any efforts to place limits on banking activity for digital asset industries. Riot has also diversified banking relationships to mitigate any potential regulatory risk with respect to financial services.

Additionally, in January 2023, the U.S. House of Representatives announced its first ever Financial Services Subcommittee on Digital Assets and its intention to develop a regulatory framework for the digital asset industry. Bipartisan leadership of the Senate Banking Committee announced that goal as well. Over the course of 2023, the House Financial Services Committee passed various bills, including a bill to provide a market structure for digital assets, but no such legislation has received a vote on the floor of the full House.

In January 2024, a decade after initial applications were filed, the SEC approved a series of spot Bitcoin exchange-traded funds, which have received billions of dollars of in-flows.

Also in January 2024, the U.S. Energy Information Administration initiated a provisional survey of electricity consumption information from cryptocurrency mining companies operating in the United States. The survey was authorized by the

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Office of Management and Budget as an emergency data request. This action is purely a survey, and it remains unclear whether or how the information will be used in future regulatory efforts.

Leaders on both the U.S. House Financial Services Committee and U.S. Senate Banking Committee have expressed interest in passing legislation to provide additional regulatory authority to address risks related to the use of digital assets in illicit financial activity. The U.S. Treasury Department has also requested additional authorities to address such risks. However, we have not seen sufficient support emerge in favor of any particular proposal to anticipate any specific changes at this time.

We are unable to predict the impact that any new standards, legislation, or regulations may have on our business at the time of filing this Annual Report. However, we continue to monitor and proactively engage in dialogue on regulatory and legislative matters related to our industry.

As the regulatory and legal environment evolves, we may become subject to new laws, such as further regulation by the SEC and other agencies, which may affect our Bitcoin Mining and other activities. For additional discussion regarding our belief about the potential risks that existing and future regulations pose to our business, see Part I, Item 1A. “Risk Factors” of this Annual Report.

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